Btw we're raising a crowdfunding round for DNA Chat if you have any interest. It's structured as a $5M SAFE with a 4% revenue share (capped at 180% return). You can check our more details here:
https://wefunder.com/dnachat.precisionmedicine
https://help.wefunder.com/testing-the-waters-legal-disclosure

DNA Chat Corporation on Wefunder
Invest in DNA Chat Corporation: Technology to enable DNA based precision medicine in each doctor's visits



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